

Mail Stop 3561

April 26, 2017

Via E-mail
Thomas DeNunzio
Chief Executive Officer
Precise Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

Re: Precise Acquisition, Inc.
      Registration Statement on Form S-1
      Filed March 30, 2017
      File No. 333-217030

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please ensure that your cover page disclosures distinguish between the timeframe for your offering, including the release of funds held in escrow back to the purchasers if you have not sold a specified number of securities at a specified price by a specified date (see Rule 10b-9), and the timeframe for releasing funds held in escrow back to the purchasers

if you have not completed an acquisition 18 months after the effective date of the registration statement (see Rule 419(b)(2)(iv)).

3. We note you indicate on the cover page that "the offering <u>may</u> terminate on the earlier of: (i) the date when the sale of all 4,000,000 shares … is completed, (ii) any time after the minimum … is achieved …, (ii) 180 days from the effective date of this document or (iii) any time by the Company …." (emphasis added). We also note that you indicate in the Use of Proceeds section that "Completion of this offering is defined as: the date when the sale of all 4,000,000 shares to be sold by the issuer is completed, (ii) any time after the minimum offering of 1,000,000 shares of common stock is achieved at the discretion of the Board of Directors, or (ii) 180 days from the effective date of this document. Please revise to clarify when the offering will terminate.

4. Specifically address the duration of the minimum offering on the cover page. We note you indicate in The Offering section that the deposited funds shall be returned to investors in the event that the minimum offering amount is not raised within 180 days.

5. We note your statement that "[n]either the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held." We also note the statement that "any subscriber funds held in escrow with escrow agent will be promptly returned to subscribers with interest …." Please revise to reconcile your statements.

6. We note your statement that "10 percent of the offering proceeds will be available to, exclusive of interest or dividends, as those proceeds are deposited into the escrow account." Please revise to clarify your statement.

The Offering, page 4

7. You state that "the proceeds from the sale of the shares in this offering … will be deposited in a non-interest bearing bank account until the sale of securities will be deposited promptly into the escrow account." Please revise to clarify your statement.

8. We note your statement that "shares will be issued in uncertificated book-entry form. Share certificate may be requested in writing from the stock transfer agent after the Company's offering is closed and a consummated business combination meeting the requirements of Rule 419 has been completed and all subscription funds held in escrow by escrow agent have been released and received by the Company." Please advise us how these arrangements comply with Rule 419. We may have further comment.

Use of Proceeds, page 14

9. Please revise to address the use of proceeds if 75% of the maximum offering is sold.

Dilution, page 15

10. We note that you provide your intended use of the offering proceeds assuming that 25%, 50% and 100% of the common stock offered is sold. Please revise this section to address the dilution if 75% of the offering is sold.

11. Please revise to address the "net tangible book value" per share in your first paragraph of the dilution discussion and in the first table following the dilution discussion. Please see Item 506 of Regulation S-K.

12. Please revise to correct your statement regarding the receipt of the maximum proceeds that "our present stockholders will receive an increase of $0.017 per share in the net tangible book value of the shares they hold."

Executive Compensation, page 27

13. We note that you have included a summary compensation table for February 28, 2016 in addition to the summary compensation table for February 28, 2017. We do not understand why you have included this table since the company was incorporated January 30, 2017. Please revise as appropriate.

Part II

Exhibits and Financial Statement Schedules, page II-2

14. We note that you have filed an unexecuted Subscription Escrow Agreement as Exhibit 99.1. Please be advised that a copy of the executed escrow agreement must be filed as an exhibit to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining